Exhibit (a)(2)
Century Properties Growth Fund XXII
c/o Fox Partners IV
55 Beattie Place, P.O. Box 1089
Greenville, South Carolina 29602
November 8, 2006
Dear Limited Partner:
     As you may be aware by now, MPF-NY 2006, LLC; MPF Income Fund 21, LLC; MPF Flagship Fund 12, LLC; MPF Value Fund 6, LLC; MP Falcon Growth Fund 2, LLC; MPF Blue Ridge Fund I, LLC; MPF Blue Ridge Fund II, LLC; MPF Special Fund 8, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MacKenzie Patterson Special Fund 5, LLC; MacKenzie Patterson Special Fund 7, LLC; MPF DeWaay Premier Fund 2, LLC; and MPF DeWaay Premier Fund 4, LLC (collectively, the “MPF Group”), initiated an unsolicited tender offer to buy units of limited partnership interest (“Units”) in Century Properties Growth Fund XXII (the “Partnership”) on October 26, 2006.
     The Partnership, through its general partner, Fox Partners IV, is required by the rules of the Securities and Exchange Commission to make a recommendation whether you should accept or reject this offer or to state that the Partnership is remaining neutral with respect to this offer. The general partner does not express any opinion, and is remaining neutral, with respect to the MPF Group’s offer due to a conflict of interest. In addition, the general partner does not have a reliable indicator of the fair value of the Units. The Partnership has not recently conducted an analysis of the value of its Units, but the Partnership notes that the MPF Group estimates the liquidation value of the Partnership to be $312.00 per Unit. The general partner is of the opinion that secondary market sales information is not a reliable measure of value in this instance because of the limited number of reported trades. Therefore, the general partner is remaining neutral and does not express any opinion with respect to the MPF Group’s offer.
     However, we call your attention to the following considerations:
•	The MPF Group’s offer to purchase estimates the liquidation value of the Partnership to be $312.00 per Unit. However, the MPF Group is only offering $200.00 per Unit.

•	The $200.00 offer price will be reduced by the amount of any distributions declared or made with respect to the Units between October 26, 2006 and December 12, 2006, which may be further extended.

•	The MPF Group intends to make a profit from the purchase of Units.

•	On July 10, 2006, the Partnership, through one of its operating partnerships, sold one of the Partnership’s properties, Plantation Creek Apartments, a 484-unit apartment complex located in Atlanta, Georgia, to a third party. The purchaser paid a purchase price of approximately $25 million for the property.

•	On September 25, 2006, the Partnership, through one of its operating partnerships, and three other partnerships affiliated with AIMCO Properties, L.P. (“AIMCO Properties”), entered into a contract to sell four apartment complexes, including one of the Partnership’s properties, Promontory Point Apartments, a 252-unit apartment complex located in Austin, Texas, to a third party. The purchaser has agreed to pay a purchase price of approximately $48,724,000, of which approximately $13,214,000 represents the sales price for Promontory Point Apartments. The expected closing date of this sale is November 30, 2006, subject to the right to extend and customary closing conditions, but no assurances can be given that the property will actually sell at that time or at all, or what the final terms of such sale would be.

•	The general partner has listed Hampton Greens Apartments, a 309-unit apartment complex located in Dallas, Texas, for sale, although no assurance can be regarding the timing or amount of such sale, if the sale will occur at all.

•	In 2003, independent, court-appointed appraisals of each of the Partnership’s current properties were conducted. The following are summaries of such appraisals:
o	Autumn Run Apartments, a 320-unit apartment complex located in Naperville, Illinois, was valued at $23,300,000 as of May 30, 2003 (report dated June 28, 2003)

o	Cooper’s Pointe Apartments, a 192-unit apartment complex located in North Charleston, South Carolina, was valued at $9,900,000 as of May 28, 2003 (report dated July 3, 2003)

o	Copper Mill Apartments, a 192-unit apartment complex located in Richmond, Virginia, was valued at $13,500,000 as of May 7, 2003 (report dated July 2, 2003)

o	Hampton Greens Apartments, a 309-unit apartment complex located in Dallas, Texas, was valued at $8,500,000 as of April 28, 2003 (report dated July 17, 2003)

o	Promontory Point Apartments, a 252-unit apartment complex located in Austin, Texas, was valued at $9,000,000 as of May 20, 2003 (report dated July 16, 2003)

o	Wood Creek Apartments, a 432-unit apartment complex located in Mesa, Arizona, was valued at $16,800,000 as of May 6, 2003 (report dated July 10, 2003)
•	In connection with the refinancing of the mortgage indebtedness of Cooper’s Pointe Apartments in 2005, the lender obtained an appraisal of the property, a copy of which has been obtained by the Partnership. In an appraisal report dated November 21, 2005, an appraiser concluded that the market value of this property was $11,900,000 as of November 17, 2005.

•	In connection with the refinancing of the mortgage indebtedness of Hampton Greens Apartments in 2005, the lender obtained an appraisal of the property, a copy of which has been obtained by the Partnership. In an appraisal report dated November 9, 2005, an appraiser concluded that the market value of this property was $6,950,000 as of October 17, 2005.

•	In connection with the refinancing of the mortgage indebtedness of Wood Creek Apartments in 2006, the lender obtained an updated appraisal of the property, a copy of which has been obtained by the Partnership. In an appraisal report dated May 25, 2006, an appraiser concluded that the market value of this property was $30,350,000 as of May 19, 2006.

•	AIMCO Properties made a tender offer on February 16, 2005 for the purchase of Units at a purchase price of $401.29 per Unit. The offer was held open through July 15, 2005 and 5,929 Units were accepted.

•	AIMCO Properties has made the following direct purchases since January 2003:

		Price Per
Year	Units	LP Unit
2004	260	$192.60
2005	284	$401.29
2006	28	$401.29
•	Set forth below is secondary sales information as reported by Direct Investments Spectrum (formerly known as The Partnership Spectrum) and The American Partnership Board, which are the only two independent, third-party sources from which we currently have information regarding secondary market sales. The gross sales prices reported by these sources do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported price. We do not know whether the information compiled by these sources is accurate or complete. Other sources, such as The Stanger Report, may contain prices for Units that equal or exceed the sales prices reported by Direct Investments Spectrum and The American Partnership Board.
o	The high and low sales prices of Units during the years ended December 31, 2004 and 2005, as reported by Direct Investments Spectrum (there have been no sales reported by Direct Investments Spectrum during 2006 through September 30, 2006):

	HIGH	LOW
Year Ended 2004:	$400.00	$364.07
Year Ended 2005:	$402.12	$357.98
o	The high and low sales prices of Units during the years ended December 31, 2004 and 2005, as reported by the American Partnership Board (there have been no sales reported by the American Partnership Board through July 31, 2006):

	HIGH	LOW
Year Ended 2004:	$372.62	$364.07
Year Ended 2005:	$402.12	$402.12
•	The MPF Group’s offer is limited to 12,500 Units. If more than 12,500 Units are tendered in the MPF Group’s offer, the MPF Group will accept the Units on a pro rata basis. Therefore, unless the investor selects the “All or None” option, an investor who tenders all of its Units might not fully dispose of its investment in the Partnership.

•	The MPF Group’s offer states that you will have the right to withdraw Units tendered in the offer at any time until the offer has expired, and may also be withdrawn at any time on or after December 26, 2006, unless accepted before December 26, 2006 for payment as provided in the offer.
•	Any increase in the MPF Group’s ownership of Units as a result of the MPF Group’s offer may affect the outcome of Partnership decisions, in that the increase will concentrate ownership of Units. Affected decisions may include any decision in which limited partners unaffiliated with the general partner are given an opportunity to consent or object. In addition, the MPF Group could eventually acquire voting control of the Partnership if they acquire more Units than they are offering to purchase in the current offer.

•	AIMCO Properties and its affiliates, which collectively hold 54,682.50 Units, or approximately 66% of the outstanding Units, do not intend to tender any of their Units in the MPF Group’s offer.

•	During 2006, the Partnership has made distributions of $290.57 per Unit through September 30. The Partnership made no distributions during the years ended December 31, 2005 and 2004.

•	The MPF Group does not indicate what its specific plans or proposals are regarding future tender offers, however it states that it may make additional tenders for units at higher prices.
     Each limited partner should make its own decision as to whether or not it should tender or refrain from tendering its Units in an offer in light of its unique circumstances, including (i) its investment objectives, (ii) its financial circumstances including the tolerance for risk and need for liquidity, (iii) its views as to the Partnership’s prospects and outlook, (iv) its own analysis and review of all publicly available information about the Partnership, (v) other financial opportunities available to it, (vi) its own tax position and tax consequences, and (vii) other factors that the limited partner may deem relevant to its decision. Under any circumstances, limited partners should be aware that a sale of their Units in the Partnership will have tax consequences that could be adverse.
     To ensure compliance with requirements imposed by the IRS, we inform you that any U.S. federal tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of avoiding penalties under the Internal Revenue Code. The advice contained in this communication was written to support the promotion or marketing of the transaction or matter addressed by the advice. Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.
     If you need further information about your options, please contact our Investor Relations Department at ISTC Corporation at (864) 239-1029 or at P.O. Box 2347, Greenville, SC 29602.

Sincerely, Fox Partners IV, General Partner